

February 27, 2015

Hilton H. Schlosberg
Vice Chairman and President
New Laser Corporation
1 Monster Way
Corona, California 92879

> **Re:** **New Laser Corporation**
> **Registration Statement on Form S-4**
> **Filed February 3, 2015**
> **File No. 333-201839**

Dear Ms. Schlosberg:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide the disclosure required by Item 2 of Form S-4.

Selected Historical Financial Data of Old Monster, page 5

2. We note that you provide a footnote to describe your use of gross sales. As this appears to represent a non-GAAP measure, please revise to present the most comparable GAAP measure, net sales, more prominently than this non-GAAP measure. In addition, please revise to include a reconciliation of this non-GAAP measure to most comparable GAAP measure for all periods presented. Refer to the guidance outlined in Item 10(e) of Regulation S-K.

Forward Looking Statements, page 11

3. We note your statement that the registration statement includes forward-looking statements under the Securities Act of 1933 and the Securities Exchange Act of 1934. Be advised that Section 27A(b)(1)(C) of the Securities Act and Section 21E(b)(1)(C) of the Securities Exchange Act expressly state that the safe harbor for forward looking statements does not apply to statements made by companies that are not reporting companies under section 13(a) or 15(d) of the Securities Exchange Act. Please explain supplementally or either:

- delete any references to the Private Securities Litigation Reform Act; or

- make clear, each time you refer to the Litigation Reform Act, that the safe harbor does not apply to your company.

Terms of the Transactions, page 12

4. Please provide the disclosure required by Item 4(c) of Form S-4.

5. Please discuss the material terms of the escrow agreement and the milestones for the release of the funds from escrow. Please file the escrow agreement as an exhibit.

Supply Agreement, page 24

6. Please discuss the material terms of the beverage base supply agreement and file the agreement as an exhibit.

Fees and Expenses, page 27

7. We note the disclosure on page 27 that each party to the transaction agreement has agreed to pay its own fees and expenses, subject to certain exceptions. Please disclose the exceptions.

Other agreements, page 33

8. Please file the form of the amended distribution coordination agreements, as referenced on page 33.

Background of the Transactions, page 33

9. We note that Barclays made a presentation to Old Monster's board of directors on August 14, 2014. Please provide us supplemental copies of any materials, such as board books, used in the presentation to the board. We may have additional comments after reviewing these materials.

10. Please revise to provide additional detail describing the ongoing commercial relationship between Old Monster and TCCC.

Old Monster's Reasons for the Transactions, page 34

11. Please revise to explain why TCCC's bidding advantage over other potentially interested third parties is a reason for Old Monster to agree to the transaction.

12. Please discuss TCCC's reasons for engaging in the transaction.

Financial Statements, page 39

13. Please update the financial statements and related financial information included in your registration statement on Form S-4 pursuant to Rule 3-12 of Regulation S-X. Also, please include currently dated auditor consents in any future amendments.

Monster Beverage Corporation and Subsidiaries Unaudited Pro Forma Condensed Combined Financial Information, page 39

14. We note from the introductory paragraph and footnote 1 to your pro forma financial information that as part of the transactions reflected in the pro forma financial information, TCCC or one of its subsidiaries will make a net cash payment to New Monster of $2.15 billion of which $625.0 million will be held in escrow subject to release upon achievement of milestones relating to the transfer of distribution rights to TCCC's distribution network. Please revise your discussion to explain in further detail the nature and timing of the milestones which must be achieved in order for the funds held in escrow to be released. As part of your revised disclosure, please also explain what will happen to the funds held in escrow in the event that the required milestones are not achieved. In addition, please provide us with a copy of the Exhibit J, Form of Escrow Agreement, to the Transaction Agreement dated August 14, 2014 between Monster Beverage Corporation, New Laser Corporation, New Laser Merger Corp., the Coca-Cola Company and European Refreshments.

15. Also, please explain why you believe that it is factually supportable that you will ultimately receive the $625 million of funds to be held in escrow pending the achievement of the above referenced milestones and it is therefore appropriate to recognize a receivable for this amount in your pro forma balance sheet as you have done in pro forma adjustment 4B. Refer to the guidance outlined in Rule 11-02(b)(6) of Regulation S-X.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page 44

2. Basis of Pro Forma Presentation, page 44

16. We note from page 45 that your unaudited pro forma condensed combined statements of income for both the nine-months ended September 30, 2014 and the year ended December 31, 2013 do not include estimated transaction expenses subsequent to September 30, 2014. Please tell us whether you have recorded any transaction expenses in your income statements during the periods presented in your pro forma statements of operations. If so, please explain how you considered adjusting your income statement for these non-recurring costs. Refer to Rule 11-02(b)(6) of Regulation S-X.

17. We note from the disclosure in the second paragraph on page 46 that the Company will incur termination costs to certain distributors terminated as part of the expanded US distribution rights transferred to TCCC's distribution network and note from the disclosure in the table on page 45 that such expense is expected to total $280,000 thousand. Please revise your disclosure to explain how you calculated or determined the $280,000 thousand of expense that you expect to recognize in connection with your termination of these arrangements.

3. Preliminary Transaction Consideration Allocation, page 46

18. We note from your disclosure that TCCC will acquire newly issued New Monster common shares representing approximately 16.7% of the total number of outstanding New Monster common shares. We also note that equity will be issued to TCCC for cash and for KO Energy for the amounts of $1,649,908 thousand and $1,383,080 thousand, respectively. Please revise to disclose the number shares to be issued for cash and for KO Energy separately and describe how the number of shares issued in each transaction will be determined. Also, please provide us with a copy of section 5.2 of the Disclosure Schedule which discloses the Valuation of the Consideration to be paid for the Shares.

19. We note from the table on page 46 that you will allocate $979,829 thousand to goodwill. Please clarify, or revise to disclose, that the amount of goodwill recognized is in compliance with ASC 805-30-30-1, which requires the recognition of goodwill for the excess of the aggregate consideration over the net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed. Also, please revise your table to separately show the consideration transferred in the acquisition transaction involving KO Energy and the amounts assigned to the identifiable assets acquired and the liabilities assumed.

20. We note that the amount of goodwill to be recognized is significant to the transaction. Please tell us how you evaluated the transaction for the existence of any other intangible assets. Please refer to the guidance in ASC 805-20-55-2 through 55-51 in connection with your response. In addition, please revise to disclose how you determined the fair

values of KO Energy intangibles, new and amended US distribution Rights transferred to TCCC's distribution network and the fair value sales price for the Monster Non-Energy business transferred to TCCC. In this regard, describe the methods and key assumptions used to estimate the fair values. Also, please explain how the determination of the fair value sales price for Monster Non-Energy complies with the requirements for allocation of the total consideration outlined in sections 5.2 and 5.3 of the Transaction Agreement dated August 14, 2014 between Monster Beverage Corporation, New Laser Corporation, New Laser Merger Corp., the Coca-Cola Company and European Refreshments. Also, please provide us with Exhibit K, Allocation Principles, to this agreement.

21. Considering the significant amount of goodwill to be recognized, please revise your disclosure to include a qualitative description of the factors that make up the goodwill to be recognized, such as expected synergies, intangible assets that do not qualify for separate recognition, or other factors. Also, disclose the total amount of goodwill that is expected to be deductible for tax purposes and the amount of goodwill by reportable segment. Refer to ASC 805-30-50-1.

22. We note from the disclosure in the last paragraph on page 46 that the value of the shares of the Company's common stock to be issued to TCCC in exchange for KO Energy was based on a price of $118.54 per share, the closing price of the Company's common stock on January 21, 2015, the most recent practical date, resulting in a total consideration value transferred for KO Energy of $1.38 billion. We also, note that because the value of the Company's common stock may change significantly between January 21, 2015 and the closing date, the amounts recorded as consideration for KO Energy may differ substantially. Please revise to use the most recent stock price at the time of your amended filing for purposes of determining the fair value of the stock to be issued to TCCC in exchange for KO Energy. Also, please revise to provide a sensitivity analysis for the range of possible outcomes based on upon percentage increases and decreases in your recent stock price. In this regard, the appropriate percentages should be reasonable in light of your stock's volatility.

4. Pro Forma Adjustments and Assumptions, page 47

Balance Sheet as of September 30, 2014, page 47

E. Deferred income taxes, page 47

23. We note from your disclosure that the amount of deferred tax assets results from book and tax timing differences relating to the deferred revenue and distributor termination costs. Please revise to disclose the amount of each component of the deferred income tax assets and the significant assumptions that were used to calculate or determined the amount of deferred taxes. As part of your revised disclosure, please disclose the amounts of any book and tax timing differences and the effective tax rate that was used to determine the deferred tax impact of the book and tax timing differences. Also, please

clarify why your deferred income taxes were not adjusted with respect to all assets acquired and liabilities assumed.

24. Please explain in footnote 4H the significant assumptions used to calculate or determine the amount of the pro forma adjustment for income taxes payable associated with the gain recognized on the sale of Monster Non-Energy as well as the immediate income tax recognition of the deferred revenue received from TCCC for expanded US distribution rights. Your revised disclosure should indicate the amount of income and the related effective tax rate used in your computations.

25. We note from the disclosure in the last paragraph on page 49 that the Company will recognize a gain on the sale of Monster Non-Energy equal to the difference between the $200 million fair value sales price received and the $46.2 million net book value of Monster Non-Energy. We also note the disclosure indicating that any difference between the final fair value sales price received and the preliminary management estimates would affect the gain recognized by the Company. Given that it appears that the actual gain recognized may differ from management's preliminary estimates, please revise to provide a sensitivity analysis explaining how the amount of the actual gain recognized may be impacted in the event that the fair value sales price received differs from the estimated $200 million fair value sales price.

L. Retained Earnings, page 49

26. Please revise to disclose how you derived the pro forma adjustments of $46,266 thousand and $65,084 thousand related to the disposal of Monster Non-Energy and Other, respectively, as presented on page 41.

Statement of Income for the Nine-Months ended September 30, 2014, page 50

Statement of Income for the Year ended December 31, 2013, page 51

27. We note from the disclosure included in footnote 4M that amounts received from TCCC for expanded US distribution rights have been accounted for as deferred revenue in the accompanying balance sheet and will recognized as revenue ratably over the 20 year anticipated life of the respective agreements. Please revise to explain how you estimated or determined the 20 year expected life of these agreements. Footnote 4R should be similarly revised.

28. Please explain the significant assumptions used to calculate or determine the portion of pro forma adjustment 4O related to sales commissions, net of certain marketing expense reimbursements in the amount of $18,300 thousand. Also, please explain how this portion of the pro forma adjustment is factually supportable and directly related to the transactions that have been reflected in the pro forma financial information. Footnote 4T should be similarly revised.

29. We note from footnote 4O that amortizing KO Energy intangibles will be amortized on a straight-line basis over their estimated useful lives of 5 years. Please explain the nature of the amortizable intangible assets and explain how you estimated or determined their estimated useful lives of 5 years. Footnote 4T should be similarly revised.

Business of KO Energy, page 55

30. Please disclose the number of employees of KO Energy.

31. Please include a discussion of your material customers. See footnote four to the financial statements.

Management's Discussion and Analysis of Financial Condition and Results of Operation of KO Energy, page 61

Analysis of Combined Statements of Net Revenues and Direct Operating Expenses, page 64

32. We note that you provide multiple factors for the increase or decrease of net revenue, cost of goods sold and selling, general and administrative expenses. To the extent practicable, please revise to quantify the significant factors that contributed to the period to period changes. Refer FRC 501.04 for additional guidance.

Executive Officers and Directors of Old Monster, page 70

33. We note the disclosure on page 22 that at the closing of the transaction New Monster will appoint two directors designated by TCCC. If known, please provide the disclosure required by Item 401 of Regulation S-K for these two director nominees and file their consents. See Item 19(a)(7)(i) of Form S-4.

KO Energy Financial Statements, page F-2

Note 1: Description of Transaction, Description of the Business and Basis of Presentation, page F-5

34. We note from the disclosure on page F-7 that statements of cash flows and statements of shareowners' equity are not presented as Monster did not acquire all of the assets nor assume all of the liabilities of KO Energy and preparation of such statements is not meaningful. As requested in our letter to Monster Beverage Corporation dated September 30, 2014, please revise the notes to the financial statements to provide information about KO Energy's cash flows from operating, investing and financing activities, to the extent that such information is available or explain why you are unable to provide these disclosures. The liquidity and capital resources section of MD&A for

KO Energy should also be revised to discuss these cash flows from operating, investing and financing activities, if such cash flow information is available.

Signatures, page II-5

35. Please include the signatures of a majority of the board of directors. See Instructions to Signatures for Form S-4.

Undertakings, page II-2

36. Please provide the undertakings required by Item 512(e).

Exhibits

37. We note that you have omitted all of the exhibits to Exhibit 2.1 and 2.2. Please disclose whether any of the exhibits contain information that is material to an investment decision and, if so, please provide them. If you do not believe they are material, please provide your analysis in reaching that conclusion.

38. We note the disclosure on page 37 regarding the Material US Federal Income Tax Consequences of the Transaction. Please file the tax opinion as an exhibit and revise the disclosure on page 37 to attribute the tax opinion to named counsel.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Steve Lo at (202) 551-3394 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper at (202) 551-3329 or Pamela Howell at (202) 551-3357with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director

cc: Robert A. Profusek, Esq.
 Jones Day